October 4, 2007





Ms. Tricia Armelin
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 13, 2007
      File No. 1-8989


Dear Ms. Armelin:

This letter confirms our phone conversation on October 3rd concerning our response to the SEC's letter dated September 27, 2007 regarding the aforementioned filing of The Bear Stearns Companies Inc. As discussed, we expect to send you a complete written response by early November.

If you have any questions or require further information, please do not hesitate to contact me at (212) 272-6631.

Sincerely,

/s/ Jeffrey M. Farber
Senior Vice President - Finance,
Controller
(Principal Accounting Officer)